Gammon Gold Inc.
Consolidated Financial Statements
(formerly Gammon Lake Resources Inc.)

June 30, 2007
(In United States Dollars unless otherwise stated)

Gammon Gold Inc.
Contents

Page

Consolidated Balance Sheets	2

Consolidated Statements of Operations, Comprehensive Loss and Deficit	3

Consolidated Statements of Cash Flows	4

Notes to the Consolidated Financial Statements	5-16

Gammon Gold Inc.
Consolidated Balance Sheets
	June 30	December 31
	2007	2006
	(Unaudited)	(Note 3a)

Assets
Current
Cash and cash equivalents	$32,763,726	$2,940,763
Restricted cash	105,527	1,133,337
Receivables
Commodity taxes	18,631,643	12,044,712
Trade / other	1,967,612	3,009,053
Inventories
Supplies	11,744,862	8,173,726
Ore stockpiles	2,476,022	4,829,834
Ore in process	28,789,834	33,271,178
Prepaids and deposits	1,452,742	775,479
	97,931,968	66,178,082

Deposits on capital equipment	1,139,360	1,049,588
Deferred compensation	408,711	856,016
Long term ore inventory in stockpile	-	2,043,040
Mining interests and capital assets (Note 4)	550,648,819	539,395,321
Goodwill	107,198,716	107,198,716

	$757,327,574	$716,720,763

Liabilities
Current
Payables and accruals	$21,803,469	$30,849,472
Current portion of long-term debt and capital leases	7,642,157	66,988,072
	29,445,626	97,837,544

Long term debt and capital leases	3,251,041	63,607,600
Employee future benefits (Note 5)	2,275,401	3,224,429
Future income taxes	69,381,856	70,492,523
	104,353,924	235,162,096
Shareholders' Equity
Capital stock (Note 6)	677,679,187	459,037,054
Contributed surplus (Note 6)	60,682,383	72,159,949
Deficit	(96,104,311)	(60,354,727)
Accumulated other comprehensive income (Note 6)	10,716,391	10,716,391
	652,973,650	481,558,667

	$757,327,574	$716,720,763

Nature of operations and going concern assumption (Note 1)

On behalf of the Board:	"Fred George"	Director	"Russell Barwick"	Director

See accompanying notes to the consolidated financial statements.

Gammon Gold Inc.
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Unaudited)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
		(Note 3a)		(Note 3a)

Revenues from mining operations	$38,414,989	$11,507,809	$81,914,903	$13,398,799

Expenses
Production costs excluding amortization & depletion	$35,393,663	$3,967,984	$72,834,081	$7,116,324
Write down of long term inventory	4,319,654	-	4,319,654	-
Refining costs	371,701	60,011	846,005	71,612
General and administrative	9,732,208	15,043,533	13,396,194	17,366,446
Amortization and depletion	13,867,340	1,437,214	26,473,338	2,126,636

	63,684,566	20,508,742	117,869,272	26,681,018

Loss before other items	(25,269,577)	(9,000,933)	(35,954,369)	(13,282,219)

Interest on long term debt	$(732,108)	$(1,293,601)	$(3,217,724)	$(1,721,806)
Foreign exchange gain (loss)	(2,128,348)	1,879,742	(3,760,840)	1,377,732
Gain (loss) on equity investment	-	(183,912)	-	166,037
Interest and sundry	265,164	331,826	318,447	395,242
	(2,595,292)	734,055	(6,660,117)	217,205

Loss before income taxes	$(27,864,869)	$(8,266,878)	$(42,614,486)	$(13,065,014)

Future income tax (recovery)	(2,377,165)	(6,051,802)	(6,864,902)	(6,163,611)

Net loss	$(25,487,704)	$(2,215,076)	$(35,749,584)	$(6,901,403)

Other comprehensive loss	-	(387,680)	-	(667,888)

Comprehensive loss (Note 6)	$(25,487,704)	$(2,602,756)	$(35,749,584)	$(7,569,291)

Loss per share (Note 7)	$(0.23)	$(0.03)	$(0.33)	$(0.09)

Deficit, beginning of period	$(70,616,607)	$(61,035,286)	$(60,354,727)	$(56,348,959)

Net loss	(25,487,704)	(2,215,076)	(35,749,584)	(6,901,403)

Deficit, end of period	$(96,104,311)	$(63,250,362)	$(96,104,311)	$(63,250,362)

See accompanying notes to the consolidated financial statements.

Gammon Gold Inc.
Consolidated Statements of Cash Flows
(Unaudited)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
		(Note 3a)		(Note 3a)

Cash flows from (used in) operating activities
Net (loss)	$(25,487,704)	$(2,215,076)	$(35,749,584)	$(6,901,403)
Amortization and depletion	13,867,340	1,437,214	26,473,338	2,126,636
Unrealized foreign exchange (gain) loss	2,290,454	(3,145,957)	5,445,576	(2,965,150)
Stock option expense	3,775,484	11,814,759	4,079,047	11,814,759
Employee future benefits	(1,233,634)	-	(1,048,851)
Future income tax recovery	(2,377,165)	(6,051,802)	(6,864,902)	(6,163,611)
Increase (decrease) of accrued interest on long term debt	(253,460)	390,915	(1,106,553)	478,900
Gain (loss) on long term equity investment	-	183,912	-	(166,037)
Change in non-cash operating working capital (Note 10)	(7,645,734)	(4,465,317)	(17,552,558)	(8,079,656)
	(17,064,419)	(2,051,352)	(26,324,487)	(9,855,562)

Cash flows from (used in) investing activities
Acquisition of investment	-	(226,337)	-	(6,614,638)
Advances to related companies	-	266,235	-	248,488
Expenditures on mining interests and related deferred costs and acquisition of capital assets	(18,429,576)	(38,023,598)	(29,594,952)	(60,610,137)
	(18,429,576)	(37,983,700)	(29,594,952)	(66,976,287)

Cash flows from (used in) financing activities
Repayment of capital lease obligation	(625,281)	(137,115)	(1,312,815)	(332,950)
Proceeds from (repayment of) long-term debt	(119,696,619)	41,523,434	(117,498,377)	64,731,176
Net proceeds from equity offering	170,284,097		170,284,097
Proceeds from exercise of options and warrants	15,830,041	522,490	33,241,687	9,500,811
	65,792,238	41,908,809	84,714,592	73,899,037

Net change in cash	30,298,243	1,873,757	28,795,153	(2,932,812)
Effect of exchange rate changes on cash	-	(908,159)	-	(864,654)
Cash and cash equivalents
Beginning of period	2,571,010	987,530	4,074,100	5,750,594
End of period	$32,869,253	$1,953,128	$32,869,253	$1,953,128

See accompanying notes to the consolidated financial statements.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

1.     Nature of operations and going concern assumption

Gammon Lake Resources Inc. formally changed its corporate name to Gammon Gold Inc.. The change in corporate name was approved by shareholders at the Corporation's Annual and Special Shareholders' Meeting on June 6, 2007.

Gammon Gold Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). These financial statements are prepared in United States dollars unless otherwise stated.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The future of the Company is dependent on the successful operation of the mine and mill at its Ocampo and El Cubo operations.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.     Summary of significant accounting policies Basis of presentation

The accompanying consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly the Company's financial position as at June 30, 2007. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2006.

Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts for assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations, depletion and amortization calculations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; estimates of fair value for certain reporting units and asset impairment; write-downs of inventory to net realizable value; post employment, post retirement and other employee future benefits; valuation allowances for future income tax assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Supplies Inventory, Ore Stockpiles and Ore in Process

Supplies Inventory

Supplies inventory consists of mining supplies and consumables used in the operations of the mines and is valued at the lower of average cost and net realizable value.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

2.     Summary of significant accounting policies (continued)

Ore Stockpiles

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the average cost per recoverable unit. Stockpiles are valued at the lower of cost and net realizable value.

Ore in Process

The recovery of gold and silver is achieved through a milling and heap leaching process. Under the heap leaching process, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold and silver contained in the ore. The resulting "pregnant" solution is further processed in a plant where the gold and silver is recovered. Costs are added to ore on leach pads and in the mill based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad and in the mill. Ore in Process is valued at the lower of cost and net realizable value.

Revenue recognition

Revenue is recognized when: (i) persuasive evidence that a sales arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

3.     Changes in Accounting Policies

a)     Functional Currency and Reporting Currency

Effective January 1, 2007, at time of the commencement of commercial production, the Company determined that its functional currency is the United States dollar and therefore changed its reporting currency to the United States dollar from the Canadian dollar.

The financial information as at December 31, 2006 and for the six months ended June 30, 2006 have been adjusted retrospectively as if the U.S. dollar had been the reporting currency during these periods.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

3.     Changes in Accounting Policies (Continued)

b)     Comprehensive Income and Financial Instruments

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3251 "Equity", Section 3855, "Financial Instruments – Recognition and Measurement", Section 3861, "Financial Instruments – Disclosure and Presentation" and Section 3865, "Hedges". Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been adjusted retrospectively except for the requirement to disclose currency translation adjustment as part of other comprehensive income. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives are measured on the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its cash and cash equivalents and restricted cash as held-for-trading, which is measured at fair value. Receivable are classified as loans and receivables, which are measured at amortized cost. Payables and accruals, long-term debt and capital lease obligations are classified as other financial liabilities, which are measured at amortized cost.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered on or after December 1, 2002. The impact of the change in accounting policy related to embedded derivatives was not material.

c)     Recent pronouncements

In February 2007, the CICA issued Section 1535, "Capital Disclosures" which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The adoption of this standard is not expected to have a significant effect on the Company's financial statements.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

3.     Changes in Accounting Policies (Continued)

In February 2007, the CICA issued Section 3862 "Financial Instruments – Disclosure" ("Section 3862") and Section 3863 "Financial Instruments – Presentation" ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows.

In June 2007, the CICA issued Handbook Section 3031, Inventories which will become effective for us beginning on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value, which is our current accounting policy. The section also clarifies the allocation of fixed production overhead, requires consistent use of either first-in, first-out or weighted average to measure inventories, and requires that any previous write-downs be reversed when the value of inventories increases. The amount of the reversal is limited to the amount of the original write-down.

4.     Mining interests and capital assets

	June 30, 2007			December 31, 2006

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Mining properties	400,934,855	29,812,558	371,122,297	385,339,165	16,608,879	368,730,286
Equipment under capital lease	10,321,692	1,086,710	9,234,982	9,639,423	563,353	9,076,070
Plant and equipment	201,108,871	30,817,331	170,291,540	182,878,024	21,289,059	161,588,965

	$612,365,418	$ 61,716,599	$ 550,648,819	$ 577,856,612	$ 38,461,291	$ 539,395,321

The carrying value of mineral properties represents the accumulated costs to date for the acquisition of and exploration and development costs incurred by the Company on its producing mineral properties located in Ocampo and El Cubo, Mexico. Amortization of tangible capital assets does not commence until they are available at the mine site or in use. Depletion of the mineral properties commenced when the Company began production and are depleted using the unit of production method based on proven and probable reserves.

5.     Employee future benefits

The Company accrues employee future benefits for contract workers in Mexico paid through an employment services company. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee's most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

6.     Shareholders equity

a)     Capital Stock

Authorized:

Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

Issued and outstanding:

Issued and outstanding:
	Number of
	Common	Ascribed
	Shares	Value

Balance, December 31, 2006	102,146,108	$ 459,037,054

For cash pursuant to exercise of share purchase options	2,948,355	22,568,397
Fair value of options exercised	-	5,552,674

Balance, March 31, 2007	105,094,463	$ 487,158,125

For cash pursuant to exercise of share purchase options	2,308,200	10,678,887
Fair value of options exercised	-	9,558,078
Public offering	10,000,000	178,120,000
Share issuance costs	-	(7,835,903)

Balance, June 30, 2007	117,402,663	$ 677,679,187

b)     Contributed Surplus

Contributed surplus at December 31, 2006	$ 72,159,949

Deduct: fair value of options exercised	(5,552,674)

Contributed surplus at March 31, 2007	$ 66,607,275

Add: stock option expense for the period	3,633,186
Deduct: fair value of options exercised	(9,558,078)

Contributed surplus at June 30, 2007	$ 60,682,383

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

6.     Shareholders equity (continued)

c)     Accumulated other comprehensive loss

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Balance beginning of period	$10,716,391	$21,152,235	$10,716,391	$21,432,443

Unrealized foreign currency translation loss	-	(387,680)		(667,888)

Balance end of period	$10,716,391	$20,764,555	$10,716,391	$20,764,555

d)     Stock options (In Canadian dollars)

	June 30, 2007
	Weighted Average
	Shares	Exercise Price

Outstanding, beginning of period	14,040,342	$6.30
Granted	1,100,000	$20.17
Exercised	(5,256,555)	$(6.32)

Outstanding, end of period	9,883,787	$7.28

Options exercisable, end of period	8,441,830	$5.50

During the six months ended June 30, 2007, Employees, Consultants, Officers and Directors of the Company exercised 5,256,555 options for total proceeds of $33,247,284 ($38,614,596 CAD).

During the six months ended June 30, 2007, 1,100,000 options were granted to employees. These options had a fair value of $10,733,656 ($11,794,840 CAD), of which $3,633,186 ($3,992,381 CAD) was recorded as stock based compensation with a corresponding credit to contributed surplus. The remaining fair value of these options will be expensed in the Consolidated Statements of Operations, Comprehensive Loss and Deficit over their vesting period. The fair value of the options was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	55.43% to 57.67%
Risk free interest rate	4.01% to 4.14%
Expected life	5 years

Subsequent to June 30, 2007, 200,000 options were granted to employees with a fair value of $1,362,090 CAD which will be expensed in the Consolidated Statements of Operations, Comprehensive Loss and Deficit over their vesting period.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

6.     Shareholders equity (continued)

Set forth below is a summary of the outstanding options to purchase common shares as at June 30, 2007 (In Canadian dollars).

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	average
		average	remaining		Weighted
	Number	exercise	contractual life	Number	average
Option Price	outstanding	price	(yrs)	exercisable	exercise price

$ 1.01 - $ 1.50	893,000	$1.06	0.55	893,000	$ 1.06

$ 2.51 - $ 3.00	1,100,000	$2.60	1.01	1,100,000	$ 2.60

$ 5.01 - $ 5.50	2,581,860	$5.45	1.80	2,555,815	$ 5.45

$ 5.51 - $ 6.00	573,400	$5.68	1.61	573,400	$ 5.68

$ 6.01 - $ 6.50	1,579,500	$6.12	2.60	1,579,500	$ 6.12

$ 6.51 - $ 7.00	318,750	$6.59	2.93	296,216	$ 6.59

$ 7.01 - $ 7.50	235,000	$7.45	1.69	235,000	$ 7.45

$ 7.51 - $ 8.00	50,000	$7.94	1.87	50,000	$ 7.94

$ 9.00 - $ 9.50	403,500	$9.05	3.34	403,500	$ 9.05

$ 9.51 - $10.00	70,000	$10.00	2.62	70,000	$10.00

$10.01 - $10.50	177,500	$10.49	4.96	-	-

$10.51 - $11.00	801,277	$10.64	3.57	685,399	$10.64

$11.01 - $21.00	1,100,000	$20.17	4.80	-	-

Totals	9,883,787			8,441,830

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

7.     Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the six months ended June 30, 2007 of 108,894,973 (June 30, 2006 – 78,725,419) and the three months ended June 30, 2007 of 112,417,219 (three months ended June 30, 2006 – 79,326,713).

Diluted earnings (loss) per share is based on the assumption that options under the stock option plan and warrants have been exercised on the later of the beginning of the period and the date granted. The diluted weighted average number of shares for the six months ended June 30, 2007 and June 30, 2006 were not presented, as all factors are anti-dilutive.

8.     Related party transactions

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision of workers in our Mexican operations, and pays a mark-up of cost plus 13% (2006 – 10%). The total costs paid to the company for the provision of workers plus the mark-up of cost was:

Three months		Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Mining interests & production costs $	8,762,922	$2,183,407	$17,146,927	$7,996,041

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision of mine consumables. The Company believes these costs are at fair market value. The total costs paid to the company for the provision of mine consumables was:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Production costs	$1,408,626	$-	$1,408,626	$-

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

8.     Related party transactions (continued)

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision and construction of production and support facilities. The Company believes these costs are at fair market value. The total costs paid to the company for the provision and construction of production and support facilities was:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Capital Assets	$24,838	$-	$24,838	$-

9.     Financial instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, payables and accruals, long term debt and capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican Pesos and the Company's long term debt is denominated in United States dollars. Balances are translated at the period end based on the Company's accounting policy as set out in Note 2 to the consolidated financial statements. The Company does not enter into derivative financial instruments to mitigate the foreign exchange risks related to the foregoing items.

The Company estimates that the fair value of its cash and cash equivalents, restricted cash, receivables, and payables and accruals approximate the carrying value of the assets and liabilities. The Company has calculated the fair value of its long term debt and such fair value approximates the carrying value of the debt.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

10. Supplemental cash flow information
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
Change in non-cash working capital:
Receivables	$(450,171)	$(1,432,537)	$(5,503,986)	$(1,794,396)
Prepaids	66,888	(135,355)	(677,263)	(269,788)
Inventory – Supplies	(4,504,370)	(5,172,080)	(3,571,136)	(8,245,292)
Inventory – Ore inventories	4,431,815	-	5,816,336	-
Payables and accruals	(7,189,896)	2,274,655	(13,616,509)	2,229,820

	$(7,645,734)	$(4,465,317)	$(17,552,558)	$(8,079,656)

			June 30	December 31
			2007	2006
Cash and equivalents
Cash			$32,763,726	$2,940,763
Temporary money market instruments			105,527	1,133,337

			$32,869,253	$4,074,100

Temporary money market instruments consisted of commercial paper with terms of less than 30 days, with an interest rate of 4.2%.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

11.     Segmented information

On August 8, 2006 the Company acquired Mexgold Resources and the related El Cubo operation. For this reason, for the period ending June 30, 2006 there was only one segment which is reported in the statement of operations.

Operating results by segment:

	Three months ending June 30, 2007
			Corporate
	Ocampo	El Cubo	and Other	Total

Revenue from mining	$ 26,763,243	$ 11,651,746	$ -	$ 38,414,989

Production costs	27,550,023	7,843,640	-	35,393,663
Write down of long term inventory	4,319,654	-	-	4,319,654
Refining costs	249,687	122,014	-	371,701
Other	922,666	73,637	8,735,905	9,732,208
Amortization and depletion	8,636,038	5,211,128	20,174	13,687,340

	41,678,068	13,250,419	8,756,079	63,684,566

(Loss) before other items	$ (14,914,825)	$ (1,598,673)	$ (8,756,079)	$ (25,269,577)

	Six months ending June 30, 2007
			Corporate
	Ocampo	El Cubo	and Other	Total

Revenue from mining	$ 60,042,862	$ 21,872,041	$ -	$ 81,914,903

Production costs	57,133,586	15,700,495	-	72,834,081
Write down of long term inventory	4,319,654	-	-	4,319,654
Refining costs	611,773	234,232	-	846,005
Other	1,771,488	362,955	11,261,751	13,396,194
Amortization and depletion	16,018,536	10,417,544	37,258	26,473,338

	79,855,037	26,715,226	11,299,009	117,869,272
(Loss) before other items	$ (19,812,175)	$ (4,843,185)	$ (11,299,009)	$ (35,954,369)

Total assets by segment:
June 30
2007
Operating Segments
Ocampo	$ 351,835,583
El Cubo	369,950,179
Corporate and other	35,541,812

Total	$ 757,327,574

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)

12.     Contingent Liabilities

The Company has been named a defendant in two unrelated legal actions claiming damages in an aggregate amount of $26,000,000. Management is of the opinion that neither claim has merit, that a strong defence exists against each claim and accordingly, no provision for loss has been reflected in the accounts of the Company.